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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Albertson's, Inc

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

013104104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 013104104			Page 2 of 4

1.	Name of Reporting Person: J.A. and Kathryn Albertson Foundation, Inc.		I.R.S. Identification Nos. of above persons (entities only): 826012000

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Idaho

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 17,650,846 (as of 12/31/03)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 17,650,846 (as of 12/31/03)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,650,846 (as of 12/31/03)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.8%

12.	Type of Reporting Person: CO

13G
CUSIP No. 013104104	Page 3 of 4

Item 1(a)	Name of Issuer: Albertson’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
250 Parkcenter Blvd., P.O. Box 20, Boise, Idaho 83726

Item 2(a)	Name of Person Filing:
J.A. and Kathryn Albertson Foundation, Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
501 Baybrook Court, Boise, Idaho 83706

Item 2(c)	Citizenship:
Idaho

Item 2(d)	Title of Class of Securities:
Common Stock, $1.00 par value

Item 2(e)	CUSIP Number
013104104

Item 3.	Not applicable

Item 4.	Ownership

     Provide the Following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		As of 12/31/03: 17,650,846

(b)	Percent of class:		As of 12/31/03: 4.8%

(c)	Number of share as to which the person has:
	(i)	Sole power to vote or to direct the vote
As of 12/31/03: 17,650,846
	(ii)	Shared power to vote or to direct the vote
As of 12/31/03: 0
	(iii)	Sole power to dispose or to direct the disposition of
As of 12/31/03: 17,650,846
	(iv)	Shared power to dispose or to direct the disposition of
As of 12/31/03: 0

At December 31, 2003, (i) the Board of Directors of J.A. and Kathryn Albertson Foundation, Inc. (the “Foundation”) consisted of Everett L. Doty, Gary Michael, Barbara J. Newman, A. Craig Olson, J.B. Scott, J.L. Scott, Jamie J.S. Skillern and Thomas J. Wilford and the members of the Foundation consisted of Barbara J. Newman, J.B. Scott, Jamie J.S. Skillern and Thomas J. Wilford and (ii) each of Messrs./Mmes. Barbara J. Newman, J.B. Scott, Jamie J.S. Skillern and Thomas J. Wilford held one of the four issued and outstanding shares of the Foundation. None of these individuals have any economic interest in the shares of Albertson’s, Inc. owned by the Foundation. Although it is possible that, by reason of the relationships described above, some or all of these individuals might be deemed to share the power to direct the voting or disposition of the shares of Albertson’s, Inc. owned by the Foundation, beneficial ownership by these individuals of such shares is expressly disclaimed.

13G
CUSIP No. 013104104	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:
☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: July 21, 2005

J.A. and Kathryn Albertson Foundation, Inc.
/s/ Thomas J. Wilford
By: Thomas J. Wilford
Its: Chief Executive Officer